Greenspring Fund,
                               Incorporated










                               ANNUAL REPORT
                             DECEMBER 31, 1995












              This report is authorized for distribution only
                 to shareholders who have received a copy of
                  the official Prospectus of the Greenspring
                            Fund, Incorporated.

                              January 1996



Dear Shareholders:

     The year ended December 31, 1995 was a strong year for the Greenspring Fund. Including the reinvestment of all distributions, the Fund gained 18.8%, which greatly exceeds the annual average return achieved by the Fund since its inception on July 1, 1983. The principal force behind this strength was the performance of the equity securities in the Fund. The fixed income investments provided strong, but less robust, results which is to be expected in a year as buoyant in the equity markets as 1995.
When measured against the Greenspring Fund's goal of providing steady performance for its shareholders by utilizing a low-risk, total return approach to investing, 1995 was a success.

     Throughout the year, various forces, both positive and negative, influence the securities in investors' portfolios.
To be effective, a portfolio manager must constantly review, analyze, and react to these forces in order to position the portfolio appropriately. At the end of the year, the portfolio manager has an opportunity to reflect on those elements that affected the portfolio during the year. This process is beneficial to the portfolio manager and, hopefully, the insights in this letter will help our shareholders better understand the Greenspring Fund's investment strategy.

     In studying the positive influences on the Greenspring Fund's performance during 1995, the first thing that becomes clear is that most of the securities in the Fund performed very well. Only a handful of securities had losses for the year, although several other investments were disappointments to us because they did not produce returns that were as strong as anticipated. The equities in the Fund had significantly better performance than the fixed income investments. In retrospect, the Fund's performance would have been stronger if the Fund's assets had been more heavily weighted toward equities.

     The top performers in order of contribution were Loyola Capital, Reliastar Financial (formerly USLICO Corp.), UNR Industries, and Brooklyn Bancorp. With the exception of Brooklyn Bancorp, which was purchased in early 1995, all these securities represent long term holdings of the Greenspring Fund. Loyola Capital, in fact, is the oldest holding in the Fund, with its original purchase dating back to October 1987. This past year was not the only rewarding year for these investments, as the Fund has been the beneficiary of strong performances from these stocks in prior years as well. However, 1995 was the most profitable year for each of these securities. The success of these long-term holdings shows that patience is a desirable trait for value investors. An all-too-frequent error by investors is to sell holdings because they have performed well, in the belief that "the money has already been made." An investor who has discovered an undervalued, yet well-managed, company should be careful not to be too rigid in setting price targets at which he intends to sell. Instead, the investor should continually ensure that the security fits his investment philosophy as time passes, but should also be willing to be open-minded toward corporate developments that may differ from original expectations, especially if these actions are undertaken by a savvy, shareholder-oriented management team.

     Another trait shared by the Fund's best performers last year is that they all have been positively affected by actual, or soon-to-occur, capital transactions. Loyola Capital was acquired by Crestar Financial in a stock-for-stock merger on December 31, 1995. We continue to hold the shares of Crestar received in this transaction, because we believe they will benefit either from the continuing positive environment for bank stocks or the further consolidation of the banking industry. Our Reliastar Financial holding resulted from its January 1995 merger with USLICO, which the Fund had originally purchased in 1993. This merger was also a stock-for-stock deal. Because Reliastar's stock was undervalued at the time of the merger, the resulting company is one we continue to hold. UNR Industries is essentially a liquidating company. At the beginning of 1995, UNR's stock price was $6.375 per share. During the year, UNR paid to its shareholders $2.55 per share in special and regular dividends, and it closed the year at a price of $8.625. The company has recently hired an investment banker to explore the possibility of selling the company. It is likely, therefore, that this very successful investment will cease to be a Greenspring Fund holding, should UNR be successful in its search for a buyer. In the fall of 1995, Brooklyn Bancorp announced an agreement to sell itself to Republic New York Corporation for $41.50 per share in cash. The Fund had purchased these shares between February and May of 1995 in the $31 per share range. We expect the transaction to close in March of 1996, with the result being an annualized return of well over 30% in this successful investment.

     With respect to the negative influences on the portfolio, as mentioned earlier, there were not very many securities that lost money for the Fund. It is very important to study what happened with these securities, however, as the lessons learned can reduce the chances for losses in future investments. As with the successes in the Fund last year, there are also similarities among 1995's disappointments. The two securities with losses of any significance were both fixed income investments of what we would call the "workout" variety, as opposed to traditional fixed income securities. Our investments in both the WRT Energy and Kelley Oil and Gas bonds suffered due to their highly leveraged balance sheets and their reliance upon natural gas, the price of which declined for a good part of the year to surprisingly low levels. The resulting liquidity problems caused their security prices to decline significantly. The presumed asset values supporting WRT Energy's bonds were clearly too aggressive, and consequently we sold the securities. In the case of Kelley Oil and Gas, however, the underlying assets of the company are of substantial value. While a restructuring in the form of a whole or partial sale of the company may be necessary, bondholders should be fully covered by the assets of the company. The Fund purchased its Kelley bonds at significant discounts to par value, and due to a strong recovery in the prices of Kelley's securities so far in 1996, the Fund now has a profit on the 13.5% Senior notes and only a very small loss in the 8.5% convertible securities.

     The lessons learned from the experiences with WRT Energy and Kelley
Oil and Gas revolve mainly around limiting downside risk. We were of the opinion that natural gas prices would strengthen during 1995, an assumption that turned out to be correct, but the rise occurred later in the year than we expected. We underestimated the difficulties that would ensue if natural gas prices declined, as they did for most of the year. Additionally, particularly in the case of WRT Energy, we were not skeptical enough at the time of our purchase of the asset values that were put forth by the Wall Street community. The lack of adequate asset protection for WRT bondholders resulted in the downside risk being far greater than we anticipated .
This realization caused us to sell the WRT Energy holdings, a sale that proved timely as the securities have continued to drop in price after our sale. Kelley Oil and Gas benefits from substantial asset values that helped to cushion the downside during 1995, and will enable the company to formulate a realistic and achievable recovery plan in 1996. We are confident that our investment in the Kelley bonds will prove to be a very successful one, although it caused us much concern during the latter part of 1995.

     One last item that we would like to mention is that Morningstar, the well-respected mutual fund research service, has once again shifted the classification of the Greenspring Fund. While their competitors at Lipper Analytical still list us as a "Growth and Income" fund, Morningstar now calls us a "Balanced" fund. In the years that Morningstar has followed the Greenspring Fund they have categorized us as Growth, Growth and Income, Asset Allocation, and, now, Balanced. We realize that Greenspring Fund's distinctive investment style can make it difficult for the mutual fund services to categorize us. Although our investment approach is somewhat unique, our objective is straightforward and has remained constant and unchanged since our inception in 1983. Our goal for shareholders is to provide steady, consistent performance over the long term by utilizing a total return, low-risk approach that minimizes the volatility to which our shareholders' assets are subjected. We believe we accomplished our objective during 1995, and we are confident 1996 will prove to be another successful year for the Greenspring Fund.

                              Respectfully,







                              Charles vK. Carlson
                              President

                         GREENSPRING FUND, INCORPORATED
                            PORTFOLIO OF INVESTMENTS
                               DECEMBER 31, 1995


COMMON STOCKS (60.28%)

  Shares                                                Value

            Banking (14.15%)

       500 *Avondale Financial Corp.               $      7,250
    11,000  Bell Bancorp, Inc.                          393,250
   100,000 *Brooklyn Bancorp, Inc.                    4,075,000
    35,000  Charter Financial, Inc.                     378,438
    25,000  Columbia Bancorp, Inc.                      431,250
    15,750 *DS Bancor, Inc.                             401,625
    30,000  Frankfort First Bancorp, Inc.               397,500
    23,000  Home Financial Corp.                        356,500
    30,000 *Imperial Thrift & Loan                      367,500
    70,100  Loyola Capital Corp.                      2,655,038
    10,000  Mercantile Bankshares Corp.                 278,750
    26,000 *Springfield Institution for Savings         425,750
                                                     10,167,851

            Consumer Products and Services (9.00%)

    52,400 *American Safety Razor Company               412,650
    60,100 *Craig Corp.                                 593,487
    18,300  First Brands Corporation                    871,537
     5,300  Genesee Corporation Class B                 233,200
     8,600  Hasbro, Inc.                                266,600
    50,500  Premark International, Inc.               2,556,562
    79,000 *The Scotts Company                        1,530,625
                                                      6,464,661

            Defense (1.21%)

    11,000  Lockheed Martin Corp.                       869,000
                                                        869,000

            Environmental Services (2.20%)

   121,100  Alliance Global Environmental Fund, Inc.  1,226,138
    12,000  Browning-Ferris Industries                  354,000
                                                      1,580,138

            Industrial Services (0.55%)

   121,800  General Physics Corp.                       395,850
                                                        395,850

                         GREENSPRING FUND, INCORPORATED
                            PORTFOLIO OF INVESTMENTS
                               DECEMBER 31, 1995



COMMON STOCKS (CON'T)

  Shares                                               Value

           Insurance (6.27%)

   75,000  PartnerRe Holdings, Ltd.               $  2,062,500
   51,208  Reliastar Financial Corp.                 2,272,355
    4,100 *Transport Holdings, Inc.                    167,075
                                                     4,501,930

           Manufacturing (10.41%)

  387,100 *Griffon Corporation                       3,483,900
  216,300  UNR Industries, Inc.                      1,865,588
  110,000 *U.S. Industries, Inc.                     2,021,250
   10,000 *Varitronic Systems                          107,500
                                                     7,478,238

           Media (2.94%)

  111,000 *US West Media Group                       2,109,000
                                                     2,109,000

           Natural Resources (2.96%)

  232,600 *Castle Energy Corp.                       2,075,234
    4,300 *Norex America, Inc.                          53,750
                                                     2,128,984

           Real Estate (10.57%)

  179,200 *EQK Realty Investors 1                      268,800
  327,000  Mark Centers Trust                        3,719,625
  277,045  The Town and Country Trust                3,601,585
                                                     7,590,010

           Companies in Liquidation (0.02%)

    4,700 *Aerospace Creditors Liquidating Trust        16,156
                                                        16,156

           Total Common Stocks (Cost $36,043,932)   43,301,818

                         GREENSPRING FUND, INCORPORATED
                            PORTFOLIO OF INVESTMENTS
                               DECEMBER 31, 1995


PREFERRED STOCKS (2.98%)

  Shares or
  Principal
   Amount                                             Value

     14,500  Illinois Power Company,
             Adj. Rate Pfd., Series A            $     634,375
     60,000  Manville Corporation,
             Preference Stock, Series B              1,507,500

             Total Preferred Stocks
                   (Cost $1,774,120)                 2,141,875

BONDS (34.11%)

             Convertible Bonds (7.43%)

$ 1,615,000  Alexander Haagen Properties, Inc.,
             7.50%, 1/15/01                          1,359,964
  2,045,000  Bell Sports Corp., 4.25%, 11/15/00      1,431,925
    600,000  Hasbro, Inc., 6.00%, 11/15/98             658,500
  1,149,000  Kelley Oil & Gas Partners Ltd.,
             8.50%, 4/1/00                             643,440
    500,000  Liberty Properties Limited Partnership,
             8.00%, 7/1/01                             517,813
    750,000  Pacific Physicians Services,
             5.50%, 12/15/03                           725,625

             Total Convertible Bonds                 5,337,267

             Non-Convertible Bonds (22.64%)

  1,500,000  B.F. Saul Real Estate Investment
             Trust, 11.625%, 4/1/02                  1,545,000
    705,308  Carson Pirie Scott & Co.,
             13.00%, 4/1/05                            708,212
  2,800,000  Hills Department Stores,
             10.25%, 9/30/03                         2,555,000
    314,000  IMO Industries, 12.25%, 8/15/97           316,355
    513,000  Kelley Oil & Gas, 13.50%, 6/15/99         420,019
  1,904,000  Tyco Toys, Inc., 10.125%, 8/15/02       1,720,740
  1,840,000  UNC, Inc., 9.125%, 7/15/03              1,798,026
  1,000,000  Unisys Corp., 9.75%,9/15/96               978,438
  1,000,000  U.S. Treasury, 7.125%, 9/30/99          1,060,469
  3,200,000  Walter Industries, Inc. Series B
             Sr. Notes, 12.19%, 3/15/00              3,240,889
  1,752,000  Zapata Corp., 10.25%, 3/15/97           1,767,330
    164,000  Zapata Corp., 10.875%, 5/1/01             154,775

             Total Non-Convertible Bonds            16,265,253

                          GREENSPRING FUND, INCORPORATED
                            PORTFOLIO OF INVESTMENTS
                               DECEMBER 31, 1995


BONDS (34.11%) (CON'T)

 Principal
  Amount                                              Value

            Bonds in Reorganization (4.04%)

$  706,000  El Paso Electric 1st Mortgage,
            9.95%, 5/1/04                         $   769,540
   500,000  El Paso Electric 1st Mortgage,
            6.75%, 5/1/98                             519,375
   500,000  El Paso Electric 1st Mortgage,
            9.00%, 11/1/04                            536,875
 1,010,000  El Paso Electric 1st Mortgage,
            8.50%, 4/1/07                           1,080,069

            Total Bonds in Reorganization           2,905,859

            Total Bonds (Cost $24,318,995)         24,508,379


SHORT-TERM INVESTMENTS (2.15%)

          Rodney Square Money Market Fund           1,542,952

          Total Short-Term Investments
                  (Cost $1,542,952)                 1,542,952

          Total Investments in Securities (99.52%)
                  (Cost $ 63,679,999)              71,495,024

          Other Assets Less Liabilities (.48%)        344,071

          Total Net Assets (100.00%)             $ 71,839,095

*Non-income producing securities

                         GREENSPRING FUND, INCORPORATED
                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1995


ASSETS
     Investments, at market value
       (cost, $63,679,999)                                     $ 71,495,024
     Interest receivable                                            564,930
     Dividends receivable                                           245,014
     Receivable for Fund shares sold                                163,997
     Receivable for securities sold                                  98,417
     Purchased interest                                              38,368
     Prepaid expense                                                    701


               Total Assets                                      72,606,451

LIABILITIES
     Payable for securities purchased                               495,985
     Payable to bank                                                173,615
     Accrued expenses                                                45,528
     Due to investment advisor                                       44,801
     Payable for Fund shares repurchased                              7,427


               Total Liabilities                                    767,356

NET ASSETS
     Capital stock, $.01 par value; authorized
       30,000,000 shares; outstanding, 4,774,378               $ 71,839,095


NET ASSETS CONSIST OF:
     Capital stock at par value                                $     47,744
     Paid in capital                                             64,353,353
     Undistributed net investment income                            109,378
     Accumulated net realized losses                               (486,405)
     Net unrealized appreciation on investments                   7,815,025


               Net Assets                                      $ 71,839,095


NET ASSET VALUE PER SHARE                                      $      15.05


   The accompanying notes are an integral part of these financial statements.

                         GREENSPRING FUND, INCORPORATED
                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995


INVESTMENT INCOME
      Interest                               $   2,718,489
      Dividend                                   1,210,291
      Other Income                                  13,564

               Total Income                                   $  3,942,344

      Expenses
      Investment advisory fee                      494,166
      Salary and benefits                           47,362
      Transfer agent fees                           35,720
      Registration fees                             25,920
      Administrative                                21,347
      Professional fees                             20,247
      Custodian fees                                19,984
      Miscellaneous                                  8,985
      Reports to shareholders                        7,074
      Filing fees                                    5,634
      Directors fees                                 3,900
      Fidelity bond                                  2,797

               Total Expenses                                      693,136


               NET INVESTMENT INCOME                             3,249,208

REALIZED AND UNREALIZED GAIN/(LOSS) ON INVESTMENTS

     Net realized loss on investments                             (127,537)

     Net change in unrealized appreciation of
      investments                                                7,706,761


               NET REALIZED AND UNREALIZED GAIN ON
                    INVESTMENTS                                  7,579,224


NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS          $ 10,828,432


The accompanying notes are an integral part of these financial statements.

                         GREENSPRING FUND, INCORPORATED
                      STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

INCREASE IN NET ASSETS

                                                         1995                 1994

OPERATIONS:

     Net investment income                          $  3,249,208          $  1,617,431
     Net realized gain/(loss) from investments      (    127,537)            1,875,611
     Net change in unrealized appreciation
          of investments                               7,706,761          (  2,612,163)

     Net increase in net assets resulting from
          operations                                  10,828,432               880,879

DISTRIBUTIONS TO SHAREHOLDERS:

     Net investment income                          (  3,139,831)         (  1,608,002)
     Net realized gain on investments               (    289,108)         (  1,596,443)
     Distributions in excess of net realized gains  (    358,868)         (          0)

     Net decrease in net assets from
          distributions to shareholders             (  3,787,807)         (  3,204,445)

CAPITAL STOCK TRANSACTIONS:

     Sale of 1,664,602 and 1,915,202 shares           24,026,990            27,073,305
     Distributions reinvested of 232,278
          and 230,591 shares                           3,419,563             3,092,760
     Redeemed 881,936 and 526,899 shares            ( 12,970,297)         (  7,405,137)

     Increase in net assets from capital
          stock transactions                          14,476,256            22,760,928

TOTAL INCREASE IN NET ASSETS                          21,516,881            20,437,362

NET ASSETS AT BEGINNING OF YEAR                       50,322,214            29,884,852

NET ASSETS AT END OF YEAR                           $ 71,839,095         $  50,322,214

   The accompanying notes are an integral part of these financial statements.

                         GREENSPRING FUND, INCORPORATED
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995


     Note 1 - Significant Accounting Policies

     Greenspring Fund, Incorporated ("the Fund") is a diversified open-end management investment company registered under the Investment Company Act of 1940, as amended.

     Investment transactions and related investment income - Investment transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Dividends determined to be a return of capital are recorded as a
     reduction of the cost basis of the security.   Realized gains and losses
     from investment transactions and unrealized appreciation and depreciation of investments are reported on an identified cost basis.

     Valuation of investments - Securities listed on a national securities exchange or the NASDAQ National Market are valued at the last reported sale price on the exchange of major listing as of the close of the regular session of the New York Stock Exchange (currently 4:00 P.M. Eastern time).

     Securities which are traded principally in the over-the-counter market, listed securities for which no sale was reported on the day of valuation, listed securities for which the last reported sale price is not in the context of the highest closing bid price and the lowest closing offering price, and listed securities whose primary market is believed by the Advisor to be over-the-counter are valued at the mean of the closing bid and asked prices obtained from sources that the Advisor deems appropriate.

     Short-term investments are valued at amortized cost which approximates fair market value. The value of securities that mature, or have an announced call, within 60 days will be amortized on a straightline basis from the market value one day preceding the beginning of the amortization period.

     Securities for which market quotations are not readily available are valued at fair market value as determined in good faith by the Advisor as directed by the Board of Directors.

     Income Taxes - It is the policy of the Fund to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies. Accordingly, the Fund intends to distribute substantially all of its taxable income. Therefore, no federal income tax provision is required.

     Dividends and distributions to stockholders - The Fund records dividends and distributions to stockholders on the ex-dividend date.

     Redemption of capital stock - A stockholder may request redemption of some or all of his shares on any day that the New York Stock Exchange is open for business. The redemption price per share is the net asset value per share as of the close of business on the day that redemption request is received by the Fund. Payment for shares will be made within seven days after receipt of the redemption request.

                         GREENSPRING FUND, INCORPORATED
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995


     Note 2 - Dividends and Distributions of 1995 Taxable Earnings

     It is the Fund's policy to declare dividends from net investment income and distributions from net realized gains as determined in accordance with income tax regulations which may differ from generally accepted accounting principles.

     On July 12, 1995, the Board of Directors declared an income dividend and a long-term capital gains distribution of $.40 and $.07 per share, respectively, payable on July 13, 1995, to shareholders of record on July 11, 1995. Additionally, on December 18, 1995, the Board of Directors declared an income dividend and a short-term capital gains distribution of $.28 and $.07 per share, respectively, payable on December 19, 1995, to shareholders of record on December 15, 1995.

     These dividends are either distributed to shareholders or reinvested by the Fund in additional shares of common stock, which are issued to stockholders. For those reinvesting the dividend, the number of shares issued is based on the net asset value per share as of the close of business on the business day previous to the payment date.

     Note 3 - Purchases and Sales of Investments

     For the year ended December 31, 1995, purchases and sales of investments, other than short-term investments, aggregated $62,173,355 and $36,881,457, respectively.

     For federal income tax purposes, the cost of investments owned at December 31, 1995 was $63,679,999. Net unrealized appreciation of such investments aggregated $7,815,025, which was composed of appreciation of $9,788,322 for those securities having an excess of value over cost, and depreciation of $1,973,297 for those securities having an excess of cost over value.

     Note 4 - Investment Advisory Agreement and Related Party Transactions

     The Fund's investment advisor, Key Equity Management Corporation ("Key Equity"), is a wholly-owned subsidiary of Corbyn Investment Management. Under an agreement between the Fund and Key Equity, the Fund pays Key Equity a monthly fee at an annual rate of .75% of the Fund's month-end net assets. The Fund's total expenses, excluding interest, taxes, brokerage commissions, and extraordinary expenses, may not exceed 1.5% of average daily net assets (1% of average daily net assets in excess of $30,000,000). Investment advisory fees incurred for the year ended December 31, 1995 were $494,166. At December 31, 1995, investment advisory fees payable amounted to $44,801.

     Certain of the Fund's officers and directors are also officers and directors of Key Equity and Corbyn Investment Management. At December 31, 1995, investors for whom Corbyn Investment Management was investment advisor held 1,089,207 shares of the Fund's common stock.

                         GREENSPRING FUND, INCORPORATED
                              FINANCIAL HIGHLIGHTS
                (FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD)


                                                    Year Ended December 31,
                                           1995      1994      1993      1992       1991


Net Asset Value, Beginning of Year      $  13.39  $  13.96   $  13.78  $  12.91  $  11.32

Income From Investment Operations
     Net Investment Income                  0.70      0.51       0.40      0.51      0.49
     Net Realized and
      Unrealized Gain/Loss on
        Investments                         1.78     (0.12)      1.59      1.59      1.69

Total From Investment Operations            2.48      0.39       1.99      2.10      2.18

Less Distributions
     Net Investment Income                 (0.68)    (0.51)     (0.40)    (0.51)    (0.52)
     Net Realized Gain on
       Investments                         (0.07)    (0.45)     (1.41)    (0.72)    (0.07)
     Distributions in Excess of
       Net Realized Gains                  (0.07)    (  - )     (  - )    (  - )    (  - )

Total Distributions                        (0.82)    (0.96)     (1.81)    (1.23)    (0.59)

Net Asset Value, End of Year            $  15.05  $  13.39   $  13.96  $  13.78   $ 12.91

Total Return                               18.79%     2.83%     14.65%    16.52%    19.34%

Ratios/Supplemental Data

Net Assets, End of Year (000's)         $ 71,839  $ 50,322   $ 29,885  $ 20,004   $ 18,916

Ratio of Expenses to Average Net
     Assets                                1.06%     1.27%      1.31%     1.48%      1.33%

Ratio of Net Investment Income to
     Average Net Assets                    4.97%     4.03%      2.78%     3.68%      3.79%

Portfolio Turnover                        65.19%    76.55%    121.79%   100.17%     70.21%

                         REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Board of
Directors of the Greenspring Fund, Incorporated


     We have audited the accompanying statement of assets and liabilities of Greenspring Fund, Incorporated, including the schedule of portfolio of investments, as of December 31, 1995, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for the four years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for the year ended December 31, 1991 were audited by other auditors whose report dated January 30, 1992, expressed an unqualified opinion on the financial highlights.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1995, by correspondence with the custodian and brokers.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Greenspring Fund, Incorporated as of December 31, 1995, the results of its operations for the year then ended, the changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the four years in the period then ended, in conformity with generally accepted accounting principles.


                                                        COOPERS & LYBRAND L.L.P.

Baltimore, Maryland
January 19, 1996

Greenspring Fund, Incorporated
2330 West Joppa Road, Suite 110
Lutherville, Maryland 21093-4641

DIRECTORS
Charles vK. Carlson, CFA, Chairman
William E. Carlson
David T. Fu
Michael J. Fusting, CFA, CPA
Michael T. Godack
Richard Hynson, Jr.

OFFICERS
Charles vK. Carlson    President
Michael T. Godack      Senior Vice President
                         and Secretary
Michael J. Fusting     Vice President and
                         Treasurer

CUSTODIAN
Wilmington Trust Company
1100 North Market Street
Wilmington, DE 19890

INDEPENDENT AUDITOR
Coopers & Lybrand L.L.P.
217 E. Redwood Street
Baltimore, Maryland 21202-3316

INVESTMENT ADVISOR
Key Equity Management Corporation
2330 West Joppa Road, Suite 108
Lutherville, Maryland 21093-7207

LEGAL COUNSEL
De Martino Finkelstein Rosen & Virga
1818 N Street, N.W.
Washington, D.C. 20036-2492

TRANSFER AGENT
Rodney Square Management Corporation
1105 North Market Street, Third Floor
Wilmington, DE 19890

Shareholder Services          (800) 576-7498
Prospectus Fulfillment        (800) 366-3863